Exhibit 1

03-008 Date: June 2, 2003

NEWS For Immediate Release	Contact: Investor/Media Relations: Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609

Agrium’s natural gas supply in Alaska could be reduced	E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta –Agrium Inc. (TSX and NYSE: AGU) announced today that Union Oil Company of California (Unocal) has advised Agrium of possible further reductions in the supply of natural gas to Agrium’s Kenai, Alaska nitrogen facility. While the timing, volume and duration of these reductions is uncertain, Unocal has indicated the reductions may occur as early as the summer of 2003.

Agrium disputes Unocal’s attempt to unilaterally reduce its gas deliveries to the Kenai facility and continues to pursue legal remedies in regard to Unocal’s reduction in natural gas supply. In addition, Agrium is continuing to have discussions with other potential natural gas producers regarding the supply of natural gas on both a short and long term basis to attempt to offset Unocal’s failure to supply sufficient gas and thereby minimize the impact on our employees at Kenai.

In the event Unocal reduces natural gas supply as indicated and Agrium is unable to continue to source additional natural gas from other suppliers, Agrium may be forced to reduce production at the Kenai nitrogen facility to as low as 50% of capacity.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.